PUBLIC

15048178

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 02 2015 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **LIVINGSTON MONROE CAPITAL GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5550 GLADES ROAD, SUITE 305-1
(No. and Street)

BOCA RATON	**FLORIDA**	**33431**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY MORSE **(800) 586-0139**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

Ty 3/9/15

Ty 3/10/15

OATH OR AFFIRMATION

I, GARY MORSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or LIVINGSTON MONROE CAPITAL GROUP, INC., as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2.26.15

Notary Public State of Florida
Claudette D Williams
My Commission EE 104128
Expires 06/16/2015

Public Notary

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIVINGSTON MONROE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	18,961
Prepaid expenses		590
Other assets		1,486
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $812		3,782
Goodwill		41,759
Total assets	$	66,578

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,798
Total liabilities		3,798
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		65,000
Additional paid in capital		7,000
Retained earnings (deficit)		(9,220)
Total stockholder's equity		62,780
Total liabilities and stockholder's equity	$	66,578

The accompanying notes are an integral part of these financial statements.

Statement of Financial Condition

RenCap Securities, Inc.
December 31, 2014
With Report of Independent Registered Public
Accounting Firm

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY